RECEIVED
2005 NOV 29 P 1:13
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PROCESSED
NOV 30 2005
THOMSON
FINANCIAL

05012868

KRONES AG
(File No. ~~82-3821~~)
82-3871

SUPPL

11/30

KRONES

		30 Sep 2005	30 Sep 2004	Change
Sales	in € m	1,207.1	1,110.3	8.7 %
Earnings after taxes	in € m	45.4	46.6	–2.6 %
New orders, cumulative				
including lifecycle service	in € m	1,341.6	1,199.9	11.8 %
Orders on hand at 30 September				
including lifecycle service	in € m	783.5	703.9	11.3 %
Capital expenditures	in € m	44.3	22.5	96.9 %
Employees at 30 September				
Worldwide		9,082	8,853	2.6 %
Germany		7,434	7,326	1.5 %
Earnings per share*	€	4.31	4.43	–2.6 %
[illegible]	in € m	66.7	72.1	–7.5 %
Cash flow	in € m	79.8	78.7	1.4 %

* Diluted and basic

Dear shareholders and friends of KRONES,

Drinktec, the world's largest trade fair for the beverage industry, took place this September in Munich, and KRONES took the opportunity to strengthen its role as a market leader and leader in innovation. During the days of the fair alone, we received orders totalling some € 120 m.

As a result, new orders were up considerably in the third quarter, by just under 12 percent. Sales during the first nine months were up nearly nine percent on the same period of the previous year. Orders on hand were also better than a year ago, more than 11 percent over the year-earlier period.

However, we did not achieve our profit target. Ongoing price wars, which have now become even more intense (more on this later), pushed after-tax earnings for the first nine months down to € 45.4 m, 2.6 percent below the previous year. Nevertheless, we anticipate that a strong fourth quarter of 2005 will enable us to complete the year with a slightly better net income figure than last year.

Volker Kronseder
Chairman of the Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the Executive Board

The global economy is picking up

A look at the economic trend offers a very familiar picture. The global economy is growing and growing while the German economy is still waiting for an upturn. Despite the steady growth of the global economy and rising exports, the German economy is expected to lag behind at just 0.8 % growth this year. The business climate in Germany improved somewhat in the past months, carried in large part by the manufacturing sector and foreign trade and investment. As domestic demand – private consumption in particular – remains weak, the German economy is showing no signs of consistent recovery.

Germany's machinery and industrial equipment manufacturers continue to benefit from strong growth on the markets abroad. New orders increased considerably again in the last quarter despite the burdens created by the high cost of raw materials and other materials. There was a slight decline at mid-year. The increase in demand is driven primarily from abroad, as German companies are spending less on expansion, focusing instead on more efficient, cost-saving machines and equipment that will help them be more competitive internationally.

Business conditions and expectations for manufacturing in Germany


40
30
20
10
0
-10
-20
-30
-40
2000
2001
2002
2003
2004
2005

Assessment of business conditions   Business expectations   Source: ifo Institute for Economic Research

KRONES grapples with price pressures

For KRONES, the increase in economic activity brought a 12 percent boost in orders and a 9 percent increase in sales over the same period of the previous year. Orders on hand were 11 % higher than a year ago, thus ensuring a capacity utilisation of five to six months. That's good news.

Solid figures for sales, new orders, and orders on hand, but profits are down.

However, earnings were down slightly compared with the previous year. The reason for this poor performance clearly lies in the increased intensity of competition.

Although KRONES continues to enjoy strong orders inflow, price pressures have proven inescapable and we were unable to obtain the prices we had hoped for. We will offset these shortfalls with further cost reductions. Because we will continue to work on our productivity and profitability, we are confident that we will leave these price wars a stronger company when pressures subside.

KRONES GROUP sales and earnings at 30 September, in € m


2001
36.7
848.2
2002
43.8
981.1
2003
45.9
1,064.7
2004
46.6
1,110.3
2005
45.4
1,207.1
Earnings (HGB)
Sales (HGB)
Earnings (IAS/IFRS)
Sales (IAS/IFRS))

Strong increase in sales but decline in profits.

Sales up 8.7 percent

KRONES GROUP sales in the first three quarters of 2005 were up 8.7 % on the same period of the previous year, to € 1,207.1 m (previous year: € 1,110.3 m). At € 386.5 m, sales revenues for the third quarter were 13.7 % higher than the previous year's level (Q3 2004: € 339.9 m). However, due to seasonal influences, they fell short of the two previous quarters (Q1 2004: € 404.5 m; Q2 2004: € 416.1 m).

Sales growth over the first nine months of the previous year was around 9 %.

KRONES GROUP sales at 30 September, in € m


2001
848.2
2002
981.1
2003
1,064.7
2004
1,110.3
2005
1,207.1
HGB
IAS/IFRS

»Machines and lines for product filling and decoration« – our strongest segment, accounting for 83.5 % of total sales – increased sales to € 1,007.2 m in the first nine months of the year (previous year: € 963.0 m). The return on sales improved from 7.1 % to 7.3 %.

The »Machines and lines for beverage production/process technology« segment increased sales by more than 50.8% over the same period of the previous year, to € 150.0 m (2004: € 99.5 m). However, return on sales before taxes fell to –4.8 %.

Our »Machines/lines for the low output range (KOSME)« segment generated sales of € 49.9 m, outperforming the previous year (€ 47.8 m) by 4.4 %, while return on sales before taxes dropped to 0.4 %.

KRONES GROUP sales, by segment


KOSME
4.1 % (€ 49.9 m)
Process technology
12.4 % (€ 150.0 m)
Systems engineering
83.5 % (€ 1,007.2 m)

Sales at 30 September 2005: € 1,207.1 m


KOSME
4.3 % (€ 47.8 m)
Process technology
9.0 % (€ 99.5 m)
Systems engineering
86.7 % (€ 963.0 m)

Sales at 30 September 2004: € 1,110.3 m

High incoming orders in a traditionally weak quarter

The KRONES GROUP achieved a double-digit increase in new orders. At € 1,341.6 m, the figures for the first nine months are 11.8 % higher than those of the same period of 2004 (€ 1,199.9 m). In the third quarter, KRONES booked new orders of € 503.7 m, of which a significant share (around € 120 m) came during drinktec in Munich, the world's largest trade fair for the beverage industry. New orders were at € 396.4 m (Q2) and € 441.5 m (Q1) for the two previous quarters.

KRONES GROUP orders received at 30 September, in € m


2001
878.5
2002
1,030.4
2003
1,072.5
2004
1,199.9
2005
1,341.6
HGB
IAS/IFRS

Orders on hand ensure capacity utilisation through spring 2006

The KRONES GROUP's orders backlog was € 783.5 m at 30 September. That is an increase of 11.3 % compared with the value at the same date one year ago (30 September 2004: € 703.9 m). At 30 June 2005, orders on hand totalled € 666.3 million.

KRONES GROUP orders on hand at 30 September, in € m


2001
643.6
2002
669.1
2003
621.7
2004
703.9
2005
783.5
HGB
IAS/IFRS

Large orders backlog ensures production capacity utilisation for five to six months.

Profits down 2.6 percent

Intense competitive pressures have had an especially strong impact on earnings in the third quarter. Third quarter earnings were just € 8.9 m (previous year: € 11.1 m), following € 17.6 m and € 18.9 m in the first and second quarters, respectively.

Thus, KRONES GROUP earnings after taxes for the first nine months (€ 45.4 m) were 2.6 % lower than the previous year (€ 46.6 m).

KRONES GROUP earnings after taxes at 30 September, in € m


2001
36.7
2002
43.8
2003
45.9
2004
46.6
2005
45.4
HGB
IAS/IFRS

While the systems engineering segment increased its net income 24.4 % to € 55.5 m (previous year: € 44.6 m), the process technology segment recorded a (pre-tax) loss of € 7.2 m.

Assets, financial position, and results of operations

At the reporting date, the KRONES GROUP's total assets were up € 55.4 m to € 1,210.1 m. This is due primarily to an increase in current assets (including prepaid expenses and accrued income), which amounted to € 835.7 m at the reporting date (31 December 2004: € 796.8 m).

KRONES GROUP balance sheet structure, in € m

	30 Sep 2005	31 Dec 2004
Assets		
Property plant and equipment, intangible assets, and financial assets	**337.9**	335.9
Other non-current assets	**36.5**	22.0
Inventories	**369.9**	322.8
Receivables, other current assets, prepaid expenses and accrued income	**444.9**	398.9
Cash and cash equivalents	**20.9**	75.1
Shareholders' equity and liabilities		
Shareholders' equity	**562.1**	537.9
Provisions	**285.9**	295.7
Other non-current liabilities	**34.6**	28.3
Financial liabilities	**68.3**	1.2
Other current liabilities, deferred income	**259.2**	291.6
Balance sheet total	**1,210.1**	**1,154.7**

The equity ratio, which remains impressive at 46.5 %, bears witness to the KRONES GROUP's stable financial structure. Other current liabilities (€ –32.4 m) and provisions (€ –9.8 m) were down at the reporting date, which corresponds to 45.0 % of total shareholders' equity and liabilities. Liabilities to banks amount to € 68.3 m.

Capital expenditures nearly doubled

In the first nine months of 2005, we invested € 44.3 m of the € 127 m in capital expenditures for 2005 and 2006 that are provided for in our capital spending plan on measures aimed at streamlining processes and increasing productivity – of particular note is the filling technology centre that is currently under construction. This is nearly twice the amount spent during the same period of the previous year (€ 22.5 m).

KRONES GROUP capital expenditures at 30 September, in € m


2001
40.8
2002
40.7
2003
31.7
2004
22.5
2005
44.3

More employees at KRONES

At 30 September 2005, the KRONES GROUP employed 9,082 people worldwide, 2.6 % more than a year ago (30 September 2004: 8,853). In Germany, 7,434 men and women were employed at KRONES at the reporting date, 1.5 % more than last year (7,326 employees). This increase is largely the result of the permanent hiring of former trainees and the hiring of new trainees.

KRONES GROUP employees at 30 September


2001
8,304
2002
8,511
2003
8,716
2004
8,853
2005
9,082

KRONES share weakens considerably

The price of the KRONES share fell sharply in the third quarter. It opened at € 100.00 on 1 July after having climbed steeply (21 %) since the start of the year. On 1 August, profit-taking, the general trend on the stock markets, and a dimmer earnings outlook due to the ongoing price wars sent the share price back down to its mid-June level of € 88.75. In September, the KRONES share slipped below the € 84 mark before closing at € 87.05 on 30 September. At the end of October, the share price tumbled all the way to € 75.

After rising quickly until mid-year, the KRONES share dropped back to earlier levels.

The KRONES share


€ 100.00
€ 87.05
€ 82.65
35%
30%
25%
20%
15%
10%
5%
0%
-5%
-10%
January
February
March
April
May
June
July
August
September
KRONES share
MDAX

The KRONES share from 2001 to 2005


€ 100.42
€ 32.50
225.0%
200.0%
175.0%
150.0%
125.0%
100.0%
75.0%
50.0%
25.0%
0.0%
-25.0%
-50.0%
2001
2002
2003
2004
2005
KRONES share
MDAX

Outlook

We're still on course for growth. Continued strong orders inflow and our current business figures are indicating a significant increase in sales for the year as a whole. In addition, we are very well positioned as a leader in innovation and in terms of our business processes. Our markets are growing. Plastics engineering, aseptic and process technology all hold much potential for the future.

What is hard to predict, however, are future developments among our competition. The Tetra Laval/Sidel Group's takeover of Simonazzi has taken price wars to a new level.

Quality has its price

We will do everything we can to counteract this irrational price war and bring about a return to reasonable price levels. For example, we will not simply be taking orders at all costs because we still believe that innovation and quality must be honoured with an appropriate price. We will undertake everything we can to bring about fair competition and we assume that our competitors also ultimately want to generate positive earnings.





KRONES GROUP consolidated interim financial statements

KRONES GROUP consolidated balance sheet at 30 September 2005 IAS/IFRS

Assets	30 Sep 05	31 Dec 04
	in € m	in € m
Intangible assets	51.9	43.7
Property, plant, and equipment	269.8	267.3
Non-current financial assets	16.2	24.9
Other non-current assets	36.5	22.0
Non-current assets	**374.4**	**357.9**
Inventories	369.9	322.8
Trade receivables	375.9	329.7
Receivables from affiliated companies	22.5	6.2
Other current assets	42.2	56.7
Cash and cash equivalents	20.9	75.1
Current assets	**831.4**	**790.5**
Prepaid expenses and accrued income	**4.3**	**6.3**
Total assets	**1,210.1**	**1,154.7**

Liabilities and shareholders' equity	30 Sep 05	31 Dec 04
	in € m	in € m
Shareholders' equity	**562.1**	**537.9**
Provisions for pensions	62.5	59.8
Other non-current liabilities	34.6	28.3
Non-current liabilities	**97.1**	**88.1**
Provisions	117.6	121.9
Liabilities to banks	68.3	1.2
Trade payables	106.8	114.6
Liabilities to affiliated companies	2.9	1.6
Accruals	105.8	114.0
Other liabilities	148.1	174.1
Current liabilities	**549.5**	**527.4**
Deferred income	**1.4**	**1.3**
Total liabilities and shareholders' equity	**1,210.1**	**1,154.7**

KRONES GROUP consolidated income statement at 30 September 2005 IAS/IFRS

	2005	2004	Change
	1 Jan – 30 Sep	1 Jan – 30 Sep	
	€ m	€ m	%
Sales revenues	**1,207.1**	**1,110.3**	**8.7**
Changes in inventories of finished goods and work in progress	0.8	–5.5	
Total operating revenue	**1,207.9**	**1,104.8**	**9.3**
Raw materials and consumables used	–590.4	–523.6	12.8
Gross profit	**617.5**	**581.2**	**6.2**
Personnel expenses	–380.4	–356.8	6.6
Other operating income/expenses and capitalised research and development expense	–136.0	–120.2	13.1
Depreciation and amortisation of non-current assets	–34.4	–32.1	7.2
Financial income/expense	0.1	0.1	
Results from ordinary business activities	**66.8**	**72.2**	**–7.5**
Taxes on income	–21.4	–25.6	–16.4
Earnings after taxes	**45.4**	**46.6**	**–2.6**

	2005	2004	Change
	3rd Quarter	3rd Quarter	
	€ m	€ m	%
Sales revenues	**386.5**	**339.9**	**13.7**
Changes in inventories of finished goods and work in progress	3.2	–2.9	
Total operating revenue	**389.7**	**337.0**	**15.6**
Raw materials and consumables used	–196.5	–158.9	23.7
Gross profit	**193.2**	**178.1**	**8.5**
Personnel expenses	–116.7	–112.2	4.0
Other operating income/expenses and capitalised research and development expense	–51.5	–42.0	22.6
Depreciation and amortisation of non-current assets	–11.6	–11.3	2.7
Financial income/expense	–0.1	0.3	
Results from ordinary business activities	**13.3**	**12.9**	**3.1**
Taxes on income	–4.4	–1.8	
Earnings after taxes	**8.9**	**11.1**	**–19.8**

KRONES GROUP consolidated cash flow statement at 30 September 2005 IAS/IFRS

	2005 9 months in € m	2004 9 months in € m
Net income or loss for the period	45.4	46.6
Depreciation and amortization of non-current assets	34.4	32.1
Decrease/increase in provisions	-9.8	26.0
Other non-cash expenses and income	-0.2	-5.5
Net gain from the disposal of non-current assets	-0.2	-0.5
Increase in inventories, trade receivables, and other assets not attributable to investing or financing activities	-93.1	-89.2
Decrease in trade payables and other liabilities not attributable to investing or financing activities	-26.1	-17.5
Cash flow from operating activities	**-49.6**	**-8.0**
Proceeds from the disposal of non-current assets	0.5	1.5
Cash payments to acquire property, plant, and equipment	-25.3	-17.8
Cash payments to acquire intangible assets	-18.7	-16.5
Cash payments to acquire financial assets	-0.3	-0.5
Cash payments to acquire consolidated companies and other business entities	-11.7	-1.7
Cash flow from investing activities	**-55.5**	**-35.0**
Cash payments to owners and minority interests	-13,7	-11,9
Increase/repayment of bonds and loans	67.1	-2.2
Cash flow from financing activities	**53.4**	**-14.1**
Changes to cash and cash equivalents	-51.7	-57.1
Changes to cash and cash equivalents due to exchange rates, consolidation, and valuation	-2.5	4.4
Cash and cash equivalents at beginning of the period (1 January)	**75.1**	**56.0**
Cash and cash equivalents at end of the period (30 September)	**20.9**	**3.3**

Consolidated statement of changes in equity of the KRONES GROUP at 30 September 2005 IAS/IFRS

	Parent company							
	Subscribed capital	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit carried forward	Current group profit	Equity
	in € m	in € m	in € m	in € m	in € m	in € m	in € m	in € m
At 1 January 2004	**26.9**	**103.7**	**281.8**	**0.0**	**4.1**	**70.6**	**0.0**	**487.1**
Dividend payment	–	–	–	–	–	-11.9	–	**-11.9**
Consolidated net income (9 months 2004)	–	–	–	–	–	–	46.1	**46.1**
Allocation to retained earnings	–	–	14.0	–	–	-14.0	–	**0.0**
Currency differences	–	–	–	4.6	–	–	–	**4.6**
Changes in the consolidated group	–	–	–	–	–	–	–	**0,0**
Hedge accounting	–	–	–	–	0.2	–	–	**0.2**
At 30 September 2004	**26.9**	**103.7**	**295.8**	**4.6**	**4.3**	**44.7**	**46.1**	**526.1**
Consolidated net income for Q4 2004	–	–	–	–	–	–	15.8	**15.8**
Allocation to retained earnings	–	–	25.0	–	–	-25.0	–	**0.0**
Currency differences	–	–	–	-7.1	–	–	–	**-7.1**
Changes in the consolidated group	–	–	-0.3	–	–	–	–	**-0.3**
Hedge accounting	–	–	–	–	1.4	–	–	**1.4**
At 31 December 2004	**26.9**	**103.7**	**320.5**	**-2.5**	**5.7**	**19.7**	**61.9**	**535.9**
Amount carried forward to new account	–	–	–	–	–	61.9	-61.9	**0.0**
Dividend payment	–	–	–	–	–	-13.7	–	**-13.7**
Consolidated net income (9 months 2005)	–	–	–	–	–	–	45.6	**45.6**
Allocation to retained earnings	–	–	15.5	–	–	-15.5	–	**0.0**
Currency differences	–	–	–	5.9	–	–	–	**5.9**
Changes in the consolidated group	–	–	-3.5	–	–	–	–	**-3.5**
Hedge accounting	–	–	–	–	-9.7	–	–	**-9.7**
At 30 September 2005	**26.9**	**103.7**	**332.5**	**3.4**	**-4.0**	**52.4**	**45.6**	**560.5**

Minority interests			Group
Shares in capital	Shares in earnings	Equity	equity
in € m	in € m	in € m	in € m
0.4	1.7	2.1	489.2
–	–	0.0	-11.9
–	0.5	0.5	46.6
–	–	0.0	0.0
–	–	0.0	4.6
-0.1	0.1	0.0	0.0
–	–	0.0	0.2
0.3	2.3	2.6	528.7
–	-0.1	-0.1	15.7
–	–	0.0	0.0
–	–	0.0	-7.1
-0.5	–	-0.5	-0.8
–	–	0.0	1.4
-0.2	2.2	2.0	537.9
–	–	0.0	0.0
–	–	–	-13.7
–	-0.2	-0.2	45.4
–	–	0.0	0.0
–	–	0.0	5.9
0.2	-0.4	-0.2	-3.7
–	–	0.0	-9.7
0.0	1.6	1.6	562.1

Reconciliation of shareholders' equity from HGB to IAS/IFRS	1 Jan 2004	30 Sep 2004	31 Dec 2004
	€ m	€ m	€ m
Equity under German Commercial Code (HGB)	**435.1**	**475.7**	**482.6**
Measurement of non-current assets	21.1	21.3	21.3
Deferred tax items	14.0	10.0	8.8
Capitalised research and development expense	13.9	24.0	28.9
Measurement of other assets	13.2	8.2	6.1
Fair value measure of derivative financial instruments	4.1	4.3	5.7
Measurement of other provisions	3.3	3.2	3.2
Finance leases	1.9	2.1	2.2
Consolidation procedures	-8.4	-9.5	-10.3
Measurement of provisions for pensions	-10.0	-10.5	-11.2
Miscellaneous	1.0	-0.1	0.6
Equity under IAS/IFRS	**489.2**	**528.7**	**537.9**

Reconciliation of net income	30 Sep 2004	31 Dec 2004
	€ m	€ m
Net Income under German Commercial Code (HGB)	**46.7**	**61.8**
Capitalised research and development expense	10.1	15.0
Finance leases	0.2	0.3
Measurement of non-current assets	0.2	0.2
Measurement of other assets	-5.0	-7.1
Deferred tax items	-4.0	-5.2
Measurement of provisions for pensions	-0.5	-1.2
Consolidation procedures	-0.6	-1.1
Measurement of other provisions	-0.1	-0.1
Miscellaneous	-0.4	-0.3
Net income under IAS/IFRS	**46.6**	**62.3**

KRONES GROUP segment reporting
January – September 2005 IAS/IFRS

	Process technology Machines and lines for beverage production/ process technology		**Systems engineering** Machines and lines for product filling and decoration		**KOSME** Machines and lines for the low output range		**KRONES GROUP**	
	2005	2004	2005	2004	2005	2004	2005	2004
	9 months	9 months	9 months	9 months	9 months	9 months	9 months	9 months
	in € m	*in € m*	*in € m*	*in € m*	*in € m*	*in € m*	*in € m*	*in € m*
Sales revenues	150.0	99.5	1,007.2	963.0	49.9	47.8	1,207.1	1,110.3
Earnings before taxes	-7.2	0.8	73.8	68.4	0.2	3.0	66.8	72.2
Net income	-9.1	0.2	55.5	44.6	-1.0	1.8	45.4	46.6
Employees at 30 September*	636	590	7,771	7,672	413	389	8,820	8,651
Return on sales before taxes	-4.8%	0.8%	7.3%	7.1%	0.4%	6.3%	5.5%	6.5%

* Consolidated group





Notes to the financial statements of KRONES GROUP

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the reporting period ended 30 September 2005 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC), in accordance with ifrs 1 »First-time Adoption of International Financial Reporting Standards«. The Executive Board prepared the consolidated financial statements of KRONES AG at 30 September.

KOSME GES.M.B.H., Sollenau, Austria, has made use of the option under § 245 of the Austrian Commercial Code to be exempted from the obligation to prepare consolidated financial statements in accordance with Austrian generally accepted accounting principles.

The following explanatory notes comprise disclosures and remarks that, pursuant to IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro, and all amounts are in millions of euros (€ m).

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 30 September 2005 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50 % of the voting rights.

The consolidated group contains three domestic and 15 foreign subsidiaries.

In 2005, the direct subsidiaries STEINECKER GMBH, Freising, and SYSKRON GMBH, Neutraubling, were integrated into KRONES AG effective retroactively to 1 January 2005. Also effective retroactively to 1 January 2005, the indirect subsidiaries KAMA S.R.L., Marmirolo, Italy; KEBER S.R.L., Roverbella, Italy, and COSTEC S.R.L., Roverbella, Italy, were integrated into KOSME S.R.L., Roverbella, Italy, in which KRONES AG holds an indirect stake.

KRONES AG acquired the remaining 25% of the shares in KOSME GES.M.B.H., Sollenau, Austria, in fiscal 2005 and now holds 100% of the shares of this company.

The first-time consolidation of the new shares was effected at the time of acquisition.

Besides these companies, which are included in the consolidated financial statements, 24 direct and indirect subsidiaries with either no business activity or only a small business volume are not included in the consolidated financial statements. Their influence on the group's assets, financial position, and results of operations is of minor importance.

A complete presentation of investment holdings is filed with the Commercial Register of the Regensburg Local Court (HRB 2344).

Consolidation principles

The individual financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»business combinations«), under which all business combinations must be accounted for according to the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 remains offset against reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation process.

Interim results from inter-company transactions are not eliminated because they are of minor importance for the portrayal of the group's assets, financial position, and results of operations.

Currency translation

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate independently in financial, economic, and organisational terms, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any currency translation differences resulting from these different rates in the balance sheet and income statement are recorded without effect on income. Exchange differences resulting from the translation of equity using historical exchange rates are also offset against retained earnings.

In the individual financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are measured at the closing rate and recognised as income or expense. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year that are the result of acquisition accounting are offset against other retained earnings without impact on income.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate = € 1		Average rate = € 1	
		30 Sep 2005	31 Dec 2004	2005	2004
US dollar	USD	1.20	1.36	1.26	1.24
British pound	GBP	0.68	0.71	0.68	0.68
Swiss franc	CHF	1.65	1.54	1.55	1.54
Danish krone	DKK	7.46	7.44	7.45	7.44
Canadian dollar	CAD	1.41	1.66	1.54	1.62
Japanese yen	JPY	136.75	139.72	136.05	134.44
Brazilian real	BRL	2.67	3.62	3.13	3.64
Mexican peso	MXN	12.99	15.23	13.80	14.03

Accounting policies

The individual financial statements of krones ag and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27. Some discretion has been used in preparing the consolidated financial statements, particularly in terms of inventories and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful life. The amortisation of intangible assets is carried out over a useful life of between three and five years.

Research and development expense

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

Goodwill resulting from acquisition accounting is capitalised and amortised on an unscheduled basis if the existence of an impairment loss is determined.

Property, plant, and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful life. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as acquisition or production costs. A revaluation of property, plant, and equipment pursuant to IAS 16 is not carried out.

Low-value non-current assets are written off in full in the year of acquisition and shown as a disposal the following year.

Systematic depreciation is based on the following useful lives, which are applied uniformly throughout the group:

	In years
Buildings	20 – 50
Technical equipment and machines	5 – 15
Fixtures, fittings, tools, and equipment	3 – 13

Leases

Leases in which the krones group, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

Financial assets

Financial assets are accounted for at cost, less unscheduled write-downs.

Derivative financial instruments

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities. The financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as income or expense in the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity without impact on income and subsequently recognised in the income statement when the hedged item is recognised in the income statement.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost of production includes costs directly related to production and an appropriate portion of fixed and variable production overheads. The portion of overheads is largely determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not recognised. For inventory risks arising from increased storage periods or reduced usability, valuation adjustments are made on the inventories.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Allowances are recognised to take account for all identifiable risks.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of completion at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are reported under trade receivables.

Deferred taxes

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

Other provisions

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

Pursuant to IAS 39, financial liabilities are measured at cost on first-time recognition. Cost is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After the initial recognition, all financial liabilities and derivative financial instruments that represent liabilities are measured at amortised cost. Advance payments received from customers are recognised as liabilities.

Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and payment can be expected.

Sales revenues are reported less reductions and cash discounts.



Financial Diary

November 2005	Interim Report as of 30 September
April 2006	Financial press conference

Exact dates are available at our website.

Contact

KRONES AG
Investor Relations
Hermann Graf Castell
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Phone 00 49(0)94 01-70 32 58
Fax 00 49(0)94 01-70 34 96
E-mail investor-relations@krones.de
Internet www.krones.com

This interim report is also available in German.
We would be happy to mail you a copy on request.
You can also find it on our website under the heading »Investor Relations«.



KRONES AG
Investor Relations
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Phone +49(0)94 01-7032 58
Fax +49(0)94 01-703496
E-Mail investor-relations@krones.com
Internet www.krones.com